Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

May 24, 2023

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Abby Adams

Re:	Fisher Wallace Laboratories, Inc. Post-Qualification Amendment No. 1 on Form 1-A Filed March 29, 2023

Dear Ms. Adams:

This letter is submitted on behalf of our client, Fisher Wallace Laboratories, Inc. (the “Company”), regarding the Company’s Post-Qualification Amendment No. 1 on Form 1-A, filed March 29, 2023.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated May 24, 2023. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Cover Page

1.	Comment: We note the revised disclosure in response to comment 1. Please revise to clarify how you determined the price per share.

Response: The price per share was determined by dividing the Company’s determined valuation of $92,695,410, by 8,687,480, the total issued and outstanding shares of common stock on a fully diluted basis, including unissued options remaining in the Company’s stock option pool. The non-cash value consideration for the Bonus Shares is calculated based on the total number of maximum bonus shares that may be issued in the offering, multiplied by the offering price per share.

General

2.	Comment: We note your response to comment 5. Please clarify how you determined the number of bonus shares to register in the offering.

Response: We have registered the maximum amount of Bonus Shares that may be issued in the offering, assuming that 100% of investors achieve the highest level of Bonus Shares. For purposes of clarity, if every investor in the offering is entitled to the StartEngine OWNers Bonus, entitling them to 10% Bonus Shares, is a prior investor, entitling them to an additional 5% Bonus Shares, and invests $25,000 or more, entitling them to an additional 15% Bonus Shares, all of the investors in this offering would receive Bonus Shares equal to 30% of the shares they purchase in the offering. Because the Company is offering 937,207 Class B Shares in the offering, the total Bonus Shares that would be issued assuming 100% of investors achieve the highest level of Bonus Shares, would be 281,162 Bonus Shares, or 30% of 937,207.

I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks